                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              DI INDUSTRIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  232909 10 1
                   ----------------------------------------
                                (CUSIP Number)

                                 Woods Mathews
                           Flournoy Drilling Company
                             1909 East Main Street
                              Alice, Texas 78332
                                (512) 664-8989
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                               January 31, 1997
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                 SCHEDULE 13D


-----------------------
  CUSIP NO. 232909 10 1
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Flournoy Drilling Company

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,426,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          12,426,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,426,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO

------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------
  CUSIP NO. 232909 10 1
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lucien Flournoy

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,426,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          12,426,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,426,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------
  CUSIP NO. 232909 10 1
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Maxine E. Flournoy

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,426,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          12,426,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,426,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------
  CUSIP NO. 232909 10 1
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Byron W. Fields

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,426,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          12,426,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,426,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------
  CUSIP NO. 232909 10 1
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      F.C. West

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,426,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          12,426,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,426,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN

------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This statement relates to shares of common stock, par value $0.10 per share (the "Common Stock"), of DI Industries, Inc., a Texas corporation ("DI"). The principal executive office of DI is located at 450 Gears Road, Suite 625, Houston, Texas 77067.

Item 2.  Identity and Background.

     The persons filing this statement are (i) Lucien Flournoy, Maxine E. Flournoy, F.C. West, and Byron W. Fields, as directors (the "Directors") of Flournoy Drilling Company ("FDC") and (ii) FDC. The Directors are also shareholders of FDC. Lucien Flournoy and Maxine E. Flournoy are married, and together they own beneficially approximately 57.4% of the issued and outstanding stock of FDC. This Schedule 13D is filed on behalf of the Directors and FDC pursuant to (i) Rule 13d-1(f)(1) promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and (ii) the Joint Filing Agreement dated effective February 6, 1997, between the Directors and FDC (the "Filing Agreement"). A copy of the Filing Agreement is attached as an Exhibit to this Schedule 13D.

     FDC's place of organization is the United States, its principal business is drilling oil and gas wells, and the address of its principal business and office is 1909 East Main Street, Alice, Texas 78332. All of the Directors are United States citizens. The business address for Lucien Flournoy, Maxine E. Flournoy, and Byron W. Fields is 1909 East Main Street, Alice, Texas 78332. The business address for F. C. West is 1907 East Main Street, Alice, Texas 78332. Lucien Flournoy is president and a director of both FDC and Flournoy Production Company, which are located at 1909 East Main Street, Alice, Texas 78332. He is also a director of DI. Maxine E. Flournoy is a director, and also serves as executive vice president, secretary, and treasurer, of both FDC and Flournoy Production Company. Byron W. Fields is vice president and a director of both FDC and Flournoy Production Company. F. C. West is vice president and a director of FDC, and also serves as Vice President of Drillers, Inc., a subsidiary of DI. Neither FDC nor any of the Directors has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which (i) resulted in FDC or any of the Directors being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) resulted in a finding of a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On January 31, 1997, FDC acquired 12,426,000 shares of the Common Stock in a transaction in which Drillers, Inc. purchased the drilling company assets of FDC in exchange for such Common Stock and the assumption by Drillers, Inc. of approximately $800,000 of FDC bank debt. The highest price at which such Common Stock was traded on the American Stock Exchange on January 31, 1997 was $3.1875 per share. By this measure, the aggregate value of the consideration paid for such Common Stock was approximately $39,607,875.

Item 4.  Purpose of Transaction.

     The Common Stock was acquired as consideration for the sale by FDC of substantially all its drilling company assets to Drillers, Inc., as described in
Item 3 above.

     Except as indicated otherwise in the next paragraph of this Item, neither FDC nor the Directors have at this time any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of, or the disposition of securities of, DI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of DI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of DI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of DI;

     (f) Any other material change in DI's business or corporate structure;

     (g) Changes in DI's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of DI by any person;

     (h) Causing a class of securities of DI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered or national securities association;

     (i) A class of equity securities of DI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

     (j) Any action similar to any of those enumerated above.

     As noted in Item 2 above, Lucien Flournoy currently serves as a director of DI. It is contemplated that, within the next 30 days, FDC will distribute the Common Stock held by it to its shareholders, pro rata in accordance with their ownership of FDC's stock. Each of the shareholders of FDC has signed a Shareholder's Agreement with Drillers, Inc. and DI pursuant to which one-half of the shares to be received by them in the contemplated dissolution of FDC shall be subject to an obligation on the part of DI to issue additional shares if the shareholders hold value less than $2.00 per share on January 31, 1998. See Item 6 below.

Item 5. Interest in Securities of the Issuer.

        (a) The Directors and FDC are the beneficial owners of 12,426,000 shares of the Common Stock. Such number of shares constitutes approximately 9.0% of the outstanding shares of the Common Stock.

        (b) FDC and the Directors, as directors of FDC, have shared power to direct the voting and disposition of such shares.

        (c) Other than FDC's January 31, 1997 acquisition of the 12,426,000 shares of Common Stock described above, during the past 60 days neither FDC nor any of the Directors has acquired any shares of the Common Stock.

        (d) No person other than FDC and the Directors is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any such shares.

        (e) Non-applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

        1. Joint Filing Agreement.

        On February 6, 1997, FDC and the Directors entered into a Filing Agreement in which each party agreed that this Schedule 13D is to be filed on behalf of each of them. Under the Filing Agreement, each party warranted that
(i) it is eligible to use this Schedule 13D and (ii) it is responsible for the timely filing of this Schedule 13D, and any amendments thereon, and for the completeness and accuracy of the information concerning it contained in this
Schedule 13D. Neither FDC nor any of the Directors are responsible for the completeness or accuracy of the information concerning any other party making this filing, unless such person knows or has reason to believe that such information is inaccurate. A copy of the Filing Agreement is attached as an Exhibit to this Schedule 13D, and this summary is qualified in its entirety by reference to the Exhibit.

        2. Shareholders' Agreements.

        Each of the Directors, in their capacities as shareholders of FDC, is a party to a Shareholder's Agreement with DI and Drillers, Inc. The other shareholders of FDC are also parties to Shareholder's Agreements with DI and Drillers, Inc. The Shareholder's Agreements are all substantially identical, except as discussed below.

                Each Shareholder's Agreement contains a provision under which each shareholder of FDC personally guarantees FDC's covenants, agreements, obligations, and liabilities under the indemnity provisions of the asset purchase agreement pursuant to which FDC sold substantially all of its drilling company assets to Drillers, Inc. Each shareholder's obligations under these provisions are capped at a dollar amount equal to the percentage which his shares of FDC common stock constitute relative to the total number of issued and outstanding shares of FDC common stock, multiplied by $10,000,000.

                Each Shareholder's Agreement also contains provisions pursuant to which one-half of the shares of Common Stock of DI to be received by them in the contemplated dissolution of FDC (as discussed above) shall be subject to an obligation on the part of DI to issue additional shares if the shareholders hold value less than $2.00 per share on January 31, 1998.

                In addition to these provisions, the Shareholder's Agreement signed by Lucien Flournoy provides that, for three (3) years following January 31, 1997, Lucien Flournoy shall not engage in competition in the business of drilling oil and gas wells in the geographic areas in which FDC conducted its oil and gas well drilling business within one (1) year prior to December 31, 1996. During such period, Lucien Flournoy also has agreed not to (i) request any present or future customer or supplier of FDC or Drillers, Inc. to curtail or cancel its business with Drillers, Inc., or (ii) disclose to any person any confidential information of FDC or Drillers, Inc., or (iii) induce or attempt to influence any employee of Drillers, Inc. to terminate his or her employment.

                Lucien Flournoy's Shareholder's Agreement also contains a provision under which DI agrees that it shall nominate Mr. Flournoy to serve on its board of directors. As noted above, Mr. Flournoy currently serves as a director of DI.

                The summary of the Shareholder's Agreements provided above is qualified in its entirety by reference to the copies of the Shareholder's Agreements attached as Exhibits to this Schedule 13D.

Item 7.         Material to Be Filed as Exhibits.
                --------------------------------

        1. Filing Agreement dated effective February 6, 1997, between the Directors and FDC.

        2. Shareholder's Agreement dated January 31, 1997, between Lucien Flournoy and Drillers, Inc. and DI Industries, Inc.

        3.      Shareholder's Agreement dated January 31, 1997, between Maxine
                E. Flournoy and Drillers, Inc. and DI Industries, Inc.

        4. Shareholder's Agreement dated January 31, 1997, between Byron W. Fields and Drillers, Inc. and DI Industries, Inc.

        5. Shareholder's Agreement dated January 31, 1997, between F.C. West and Drillers, Inc. and DI Industries, Inc.

Signature.
---------

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

_________________                               FLOURNOY DRILLING COMPANY
     (Date)
                                                By:
                                                   ---------------------------
                                                   Lucien Flournoy, President


_________________                                  ---------------------------
     (Date)                                        Lucien Flournoy


_________________                                  ---------------------------
     (Date)                                        Maxine E. Flournoy


_________________                                  ---------------------------
     (Date)                                        Byron W. Fields


_________________                                  ---------------------------
     (Date)                                        F.C. West

                                      -6-